Exhibit 2

FOR IMMEDIATE RELEASE	4 APRIL 2017

WPP PLC (“WPP”)

Notification of First Quarter Trading Statement

WPP will announce its First Quarter Trading Statement for the three months ended 31 March 2017 on Thursday, 27 April 2017.

Contact:

Feona McEwan, WPP             +44(0) 20 7408 2204

END